September 22, 2015
VIA EDGAR
Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Boardwalk Pipeline Partners, LP Comment Letter dated September 15, 2015 Form 10-K for the Fiscal Year Ended December 31, 2014 Filed February 20, 2015 File No. 001-32665

Dear Ms. Thompson:
Boardwalk Pipeline Partners, LP (the “Registrant”) acknowledges receipt of the letter dated September 15, 2015 containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in regard to the above-referenced document (the “Comment Letter”). The Comment Letter requests that we respond to the Staff’s comments within 10 business days or to tell the Staff by that time when we will provide the Staff with our responses. We respectfully request an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and to complete our responses. We expect to provide our responses to the Comment Letter on or before October 5, 2015. If you have any questions or further comments, please feel free to contact me at 713.479.8082.

Very truly yours,
By:	/s/ Jamie Buskill
Jamie L. Buskill Senior Vice President, Chief Financial and Administrative Officer and Treasurer

9 Greenway Plaza, Suite 2800 Houston, Texas 77046 713.479.8000 www.bwpmlp.com